

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2025

Kelly Janzen
Executive Vice President and Chief Financial Officer
Vestis Corporation
1035 Alpharetta Street, Suite 2100
Roswell, Georgia 30075

> **Re: Vestis Corporation**
> **Form 10-K for Fiscal Year Ended September 27, 2024**
> **File No. 001-41783**

Dear Kelly Janzen:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services